Venerable Insurance and Annuity Company and its Separate Account A
GoldenSelect Genesis I and GoldenSelect Genesis Flex Flexible Premium Variable Life Insurance Policies
May 1, 2023, Notice Document

This notice document describes GoldenSelect Genesis I and GoldenSelect Genesis Flex , group or individual flexible premium variable life insurance policies (the “Policy” or the “Policies”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account A (the “Separate Account”).  The Policies have not been offered for new sales since before May 2000 and this notice document  describes the features and benefits of the Policies  applicable to existing Policyowners.

The Policy provides a means for the Policyowner (“you” and “your”), to allocate your Investment Value to one or more available investment options, which include:
•	Subaccounts of the Separate Account, each which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Policy; and
•	Fixed Account. See APPENDIX B for more information about the Fixed Account.

The full GoldenSelect Genesis I and GoldenSelect Genesis Flex  prospectus, as supplemented, contains more information about the Policy, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Policy online at https://docs.venerable.com/#/landing?prod=380789107&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable life insurance policies, has been prepared by the staff of the SEC and is available at https://www.investor.gov/.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission (“SEC”), paper copies of the shareholder reports for the Funds available through your Policy will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company.  Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action.  You may elect to receive shareholder reports and other communications from the Company electronically by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800-366-0066.

You may elect to receive all future reports in paper free of charge.  You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling us at 1-800-366-0066.  Your election to receive reports in paper will apply to all Funds in which you choose to invest.

The SEC has not approved or disapproved the securities described in this notice or passed upon the adequacy of this notice document.  Any representation to the contrary is a criminal offense.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document.   Other special terms are generally defined in the sections where those terms appear.

Beneficiary(ies)	The person (people) you name to receive the Death Proceeds upon the death of the insured person(s).
Cash Surrender Value
The amount you receive when you surrender the Policy.  Your Cash Surrender Value equals your:
• Investment Value; minus
• Any unrecovered deferred charges; plus
• Any accrued loan interest credited; minus
• Any policy charges incurred but not yet deducted.

Death Proceeds
The amount the Beneficiary(ies) receive on the death of the insured person(s).  The Death Proceeds are:
• Your face amount; plus
• Any appropriate adjustments for the death benefit option you selected; minus
• Any outstanding policy loans with accrued interest; minus
• Any outstanding policy charges owing before the date of death of the insured person(s).

Fixed Account	An investment option that earns a stated amount of interest for a specified period of time.
Funds	The underlying mutual funds in which the Subaccounts invest. The Funds were referred to as “investment portfolios” in prior Policy prospectuses.
Investment Value	The total value of your investment in the Subaccounts of the Separate Account and the Fixed Account.
Policy
The legal agreement between the Policyowner and the Company that governs the terms of the GoldenSelect Genesis I and GoldenSelect Genesis Flex variable life insurance policies.  As long as your Policy is in force, we will pay the Death Proceeds to your Beneficiary(ies) when the insured person dies under a single life Policy, or on the death of the last surviving insured person under a survivorship Policy.

Policy Date	The date the Policy became effective.
Policyowner
The individual or entity with all of the rights and options available through the Policy during the life of the insured person(s).  Throughout this notice document we use “you” and “your” to refer to the Policyowner.

Policy Year	The time period between each anniversary of the Policy Date.
Separate Account
Separate Account A, which is the separate investment account of the Company that supports the Policy.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).  We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Subaccounts
Divisions of the Separate Account, each which invests exclusively in one underlying Fund.  The value of each Subaccount will vary with the performance of its underlying Fund. The Subaccounts were referred to as “variable divisions” in prior Policy prospectuses.

2

UPDATED INFORMATION ABOUT YOUR POLICY

There have been no material changes to your Policy’s features or benefits since the date of your most recent prospectus, as subsequently supplemented.

KEY INFORMATION

Important information you should consider about the Policy:
FEES AND EXPENSES
Charges for Early Withdrawals	There is no charge for early withdrawals.
Transaction Charges
There are charges when you :
• Make premium payments.  These charges are generally spread out over a six year period and may include a sales charge and charges for premium  and corporate taxes;
• Change the face amount of your Policy;
• Borrow against your Policy using your account as collateral for certain types of loans;
• Take more than four partial withdrawals in a Policy Year; and
• Make more than 12 transfers of Investment Value between Subaccounts in a Policy Year.
See “Charges Deductions and Refunds” in the full prospectus, as supplemented, for more information.

Ongoing Fees and Expenses
In addition to charges for early withdrawals and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of any optional benefits available under the Policy, and that such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification).  Please review the specifications page of your Policy for rates applicable to you.

Policyowners also bear the expenses associated with the Funds available through the Policy, as shown in the following table:

	Annual Fee	Minimum	Maximum
	Investment Options (Fund Fees and expenses)	0.53% [1]	1.51% [1]

See the “Charges and Deductions” and “CHARGES, DEDUCTIONS AND REFUNDS” sections in the full prospectus, as supplemented, for more information about ongoing Policy fees and expenses.

See Appendix A to this notice for details about the current expenses for each of the Funds available through the Policy.

1	As a percentage of Fund assets. These figures reflect the minimum and maximum Fund fees and expense before any expense reimbursements or fee waiver arrangements.

3

RISKS
Risk of Loss	You can lose money investing in the Policy, including loss of principal.
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate if you need ready access to cash.  The Policy should not be used as a short-term investment or savings vehicle.  You should regularly evaluate your need for life insurance coverage and the Policy’s long-term investment potential and risks.

Risks Associated with the Investment Options
An investment in the Policy is subject to the risk of poor investment performance of the investment options you choose.  Amounts allocated to the Fixed Account earn a minimum fixed interest rate we set.  You may lose money on amounts allocated to the Funds.  Each Fund has its own unique risks, and you should review the Funds’ prospectuses before investing in the Subaccounts, which invest in the underlying Funds.  Obtain and read the Fund prospectuses before allocating Investment Value to the Funds. See “Variable Divisions” in the full prospectus, as supplemented, for more information.

Insurance Company Risks
Any obligations, guarantees, and benefits of the Policy, including those related to any Fixed Account, are subject to the financial strength and claims paying ability of the Company.   If the Company experiences financial distress, it may not be able to meet its obligations to you.   More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

Contract Lapse or Termination
Your insurance coverage continues as long as your Cash Surrender Value is enough to pay all deductions each month.  We guarantee your Policy will not lapse during the guarantee period, unless there is debt and the Cash Surrender Value is negative.  If there is an outstanding Policy loan, your Policy will lapse if the interest owed on the loan is more than the Cash Surrender Value.  See “Lapse” in the full prospectus, as supplemented, for more information.

If you stop making premium payments or make insufficient premium payments, your Policy could lapse.  See “Premium Payments Affect Your Coverage” in the full prospectus, as supplemented, for more information.

When the insured person (or in the case of a survivorship policy, the younger insured person) turns age 100, we will pay you the Cash Surrender Value and coverage will terminate.  See “Benefits at Maturity” in the full prospectus, as supplemented, for more information.

Cyber-Security Risks.
Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks.  These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption, and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks.  In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value.  For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses, and/or cause reputational damage.  Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value.  There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

4

RESTRICTIONS
Investment Options
There may be a $25 charge for each transfer between Subaccounts after the first 12 in a Policy Year.  See “Charges and Deductions” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Policy.   See “Right to Change Operations” in the full prospectus, as supplemented, for more information.

The Policy is not designed to serve as a vehicle for frequent transfers.  We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges.   We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy.  See  “Allocation Changes - Excessive Trading” in the full prospectus, as supplemented, for more information.

Optional Benefits
Additional Benefits may have been added to your Policy by Rider.  We deduct a monthly charge from your Investment Value for these optional benefits.

You may borrow against your Policy using your account as collateral for a loan.  When you take a loan we transfer an amount equal to the loan from the Subaccounts and the Fixed Account to our general account as collateral for the loan.  We may charge more interest on Policy loans than we credit to the loan collateral.  Policy loans have a permanent effect on your Policy’s Investment Value and will reduce the Death Proceeds payable and your Cash Surrender Value.  See “Policy Loans” in the full prospectus, as supplemented, for more information.

You may take up to four partial withdrawals each Policy Year without charge.  There may be a charge of $25 or 2% of the amount withdrawn, whichever is less, for each additional withdrawal.  There may be limits on the amount of a partial withdrawal, and partial withdrawals may have adverse tax consequences.  See “Partial Withdrawals” in the full prospectus, as supplemented, for more information.

TAXES See “TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.

There is no additional tax benefit if the Policy was purchased through a tax-qualified retirement plan or individual retirement arrangement (“IRA”).

Withdrawals are subject to ordinary income tax, and may be subject to additional taxes.

5

CONFLICTS OF INTEREST See “Distribution of the Policies” in the full prospectus, as supplemented, for more information.
Investment Professional Compensation
Although the Policies are no longer offered for new sales, firms and their registered representatives that sold the Policy may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Policies sold through the firm.  This compensation is not paid directly by Policyowners or the Separate Account.  This compensation may have influenced your investment professional to offer or recommend the Policy over another investment and could influence your investment professional to recommend keeping the Policy.

Exchanges
Some investment professionals may have a financial incentive to offer you a new policy in place of the Policy you already own.   You should only exchange your Policy if you determine, after comparing the features, benefits, fees, and risks of both Policies, that it is preferable for you to exchange your Policy for a new policy rather than to continue to own your existing Policy.

6

APPENDIX A - FUNDS AVAILABLE UNDER THE POLICY

The following is a list of the Funds available through the Subaccounts under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=380789107&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066  or by sending an email request to smb-usa-mailbox@venerable.com.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Policy may charge.  Expenses would be higher and performance would be lower if these other charges were included.  Each Fund’s past performance is not necessarily an indication of future performance

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance.  You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Investment Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks long-term capital growth and current income.	Voya Global High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.85%[1]	-5.11%	4.54%	6.60%
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.40%[1]	1.34%	0.94%	0.53%
Seeks to provide investors with a high level of current income and total return.	Voya High Yield Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.73%[1]	-12.52%	1.59%	3.27%

1
Current Expenses are each Fund’s total net annual operating expenses and reflect any. temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

A-1

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.80%[1]	-14.68%	-0.27%	1.36%
A non-diversified Portfolio that seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.92%[1]	-30.66%	7.04%	11.47%
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.53%	-4.94%	0.59%	0.74%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya RussellTM Large Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.61%[1]	-20.26%	9.22%	12.25%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	Voya RussellTM Large Cap Value Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.60%[1]	-5.71%	6.50%	9.75%

A-2

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya RussellTM Mid Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.65%[1]	-27.16%	6.92%	10.69%
Seeks total return including capital appreciation and current income.	VY® CBRE Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	(Class S) 0.93%[1]	-27.14%	4.14%	6.24%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.89%[1]	-7.83%	5.33%	8.12%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.86%[1]	-5.84%	6.14%	10.16%
Seeks capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class S) 1.46%[1]	-26.11%	-0.56%	2.32%
Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.	VY® T. Rowe Price Capital Appreciation Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	(Class S) 0.89%	-12.18%	8.92%	10.64%

A-3

APPENDIX B – Fixed Account

A Fixed Account is available through the Policies and is part of our General Account.  The Fixed Account offers a guarantee of principal and credits interest at rates we declare.  Our General Account supports our non-variable insurance and annuity obligations.  We have not registered interests in the Fixed Account under the Securities Act of 1933, and neither the Fixed Account nor the General Account are registered under the Investment Company Act of 1940.

The amount you have in the Fixed Account is the sum of premiums you allocate to it, plus transfers you make to it and interest earned  amounts you transfer out of or withdraw from the Fixed Account reduce this amount.  They also reduce the deductions for charges from your Investment Value allocated to the Fixed Account.

We declare the interest rate that applies to all amounts allocated to the Fixed Account.  These rates will be no less than 4% annually and will expire on the last day of the calendar month one year after the allocation to the Fixed Account was made (the “Expiry Date”).  Interest compounds daily at an effective annual rate that equals the declared rate.  We credit interest as of each valuation date.  We pay interest regardless of the actual investment performance of our General Account.  We carry all of the investment risk associated with amounts allocated to the Fixed Account.

C-1

(This page intentionally left blank.)

HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full GoldenSelect Genesis I and GoldenSelect Genesis Flex prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Policies, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789107&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Genesis I, Contract I.D. C000212141 Genesis Flex, Contract I.D. C000212142	May 1, 2023